Exhibit 1

Media Release

4 April 2006

Westpac sets up first residential property trust

Westpac Funds Management Limited (WFML) today announced it had purchased $100m worth of residential property from the Defence Housing Authority (DHA). WFML will use these properties as the seed asset for a new residential property trust, which is expected to be the first Australian Residential Real Estate Investment Trust (REIT).

The properties will be leased back to the DHA under long term leases and will be used by the DHA to provide housing to families of the Defence Forces.

Sean McElduff, General Manager of Westpac’s Specialised Capital Group, said: “We are extremely pleased to have been selected as preferred bidder for this high quality residential portfolio and to be partnering with an entity such as the DHA. We value the association with the DHA, in terms of the quality and location of their properties as well as their expertise in property management.

“DHA is our foundation partner. We will now actively seek other assets to build this portfolio as we prepare this unique offer to the market, which is expected to be finalised by the end of 2006.

“Residential REITs are a well developed asset class in the US and we believe that such an offer will be well received by Australian investors. In Australia, this investment class has only been available through direct investment.

“We feel that a residential property trust is a natural fit for Westpac given our extensive experience with this asset class.”

DHA has an extensive portfolio of residential property and is one of the most experienced property managers in Australia. In all, DHA manages approximately 17,000 residences in all states and territories of Australia.

Direct leasing from local markets does not produce the required number and quality of properties and thus, in order to meet its all of its provisioning requirements, DHA has a very extensive acquisition and construction program.

Under the terms of the agreement with WFML, DHA will manage the properties, ensuring that each property is maintained, both internally and externally, at a standard which reflects contemporary community standards.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510

Mb: 0419 683 411

Background

About WFML

Westpac Funds Management Limited is a wholly owned subsidiary of Westpac Banking Corporation and is the Trustee of the Westpac Residential Property Trust, a Trust established to acquire the DHA portfolio.

Westpac Funds Management Limited has approximately A$2 billion of funds under management.

About DHA

The Defence Housing Authority (DHA) is a Government Business Enterprise established under its own Act in 1988. DHA is within the Defence Portfolio. Its shareholder ministers are Senator the Hon. Dr Brendan Nelson MP, Minister for Defence, and Senator the Hon. Nick Minchin, Minister for Finance and Administration.

DHA exists mainly to provide adequate and suitable housing for Australian Defence Force (ADF) members with dependents. DHA operates Australia-wide through a network of regional Housing Management Centres, which are responsible for providing community standard housing for Defence families within their region by acquiring and managing a combination of leased and owned properties widely spread across Australia.